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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28026

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD ENDING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AKAR CAPITAL MANAGEMENT, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8551 WEST SUNRISE BOULEVARD, SUITE 102A
(No. and Street)

PLANTATION	FLORIDA	33322
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 6 2006 WASH, D.C. 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMIL A. AKAR (954) 476-7011
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRUCE D. SOULE, CPA, P.A.
(Name -- if individual, state last, first and middle name)

7075 Grenville Road	Tallahassee	Florida	32309
(Address)	(City)	(State)	(Zip Code)

PROCESSED JUN 1 5 2006 THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410(2-89)

OATH OR AFFIRMATION

I, EMIL A. AKAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AKAR CAPITAL MANAGEMENT, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Robert Larrick
Commission # DD112812
Expires April 29, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

NOTARY PUBLIC STATE OF FLORIDA

Emil A. Akar
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Cash Flow.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession of control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AKAR CAPITAL MANAGEMENT, INC.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

CONTENTS

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT AUDITOR'S REPORT

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

I have audited the accompanying balance sheet of **Akar Capital Management, Inc.** as of December 31, 2005 and 2004 and the related statements of income and retained earnings, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Akar Capital Management, Inc.** as of December 31, 2005 and 2004, and the results of its operations and its cash flow for the years then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

BRUCE D. SOULE, CPA, P.A.

Bruce D. Soule, CPA, PA

Certified Public Accountant

February 21, 2006

AKAR CAPITAL MANAGEMENT, INC.

BALANCE SHEET

DECEMBER 31, 2005 AND 2004

		2005		2004
ASSETS				
CURRENT ASSETS:				
Cash	$	50,698	$	49,733
Accounts receivable		25,049		23,327
Prepaid expenses		2,628		2,170
Total current assets		78,375		75,230
FURNITURE, EQUIPMENT AND LEASEHOLDS AT COST:				
Furniture, equipment and leaseholds		53,987		53,987
Less accumulated depreciation		43,912		33,554
Net furniture and equipment		10,075		20,433
OTHER ASSET:				
Rent deposit		1,392		1,392
TOTAL		89,842	$	97,055
LIABILITIES AND STOCKHOLDER EQUITY				
CURRENT LIABILITIES:				
Accounts payable and accrued expenses	$	2,808	$	2,495
Commissions payable		3,033		70
Payroll taxes payable		2,243		2,169
Total current liabilities		8,084		4,734
STOCKHOLDER EQUITY:				
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding		20		20
Additional paid-in capital		20,943		20,943
Retained earnings		60,795		71,358
Total stockholder equity		81,758		92,321
TOTAL	$	89,842	$	97,055

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES:		
Commisions	$ 304,042	$ 380,862
Management fee income	102,148	101,373
Other income	24,364	23,398
Total revenue	430,554	505,633
EXPENSES:		
Clearing charges	43,753	51,711
Commissions and wages	90,671	99,904
Data and regulation	10,665	9,601
Rent expense	25,731	37,553
Other expenses	112,617	132,073
Total expenses	283,437	330,842
INCOME BEFORE TAXES	147,117	174,791
PROVISION FOR INCOME TAXES	-0-	-0-
NET INCOME	147,117	174,791
RETAINED EARNINGS - Beginning of year	71,358	47,511
TOTAL	218,475	222,302
LESS DIVIDEND DISTRIBUTIONS	157,680	150,944
RETAINED EARNINGS - End of year	$ 60,795	$ 71,358

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common stock		Additional paid-in capital	Retained earnings
	Shares	Amount		
BALANCE - January 1, 2004	20	$ 20	$ 20 943	$ 47 511
Net income for year				174 791
Dividend distributions				(150 944)
BALANCE - December 31, 2004	20	20	20 943	71 358
Net income for year				147 117
Dividend distributions				(157 680)
BALANCE - December 31, 2005	20	$ 20	$ 20 943	$ 60 795

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		2005		2004
Cash Flow From Operating Activities:				
Net income	$	147,117	$	174,791
Adjustment to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation		10,358		10,895
(Increase) in accounts receivable		(1,722)		5,124
(Increase) in prepaid expenses		(458)		2,001
Increase (decrease) in accounts payable		313		(838)
Increase (decrease) in commissions payable		2,963		(1,414)
Increase (decrease) in payroll taxes payable		74		(1,331)
Net cash flow provided by operating activites		158,645		189,228
Cash Flow From Investing Activities:				
Purchase of furniture and equipment		-0-		27,100
Net cash flow provided by (used in) investing activities		-0-		(27,100)
Cash Flow From Financing Activities:				
Dividend distribution to officer shareholder		157,680		150,944
Net cash flow provided by (used in) financing activities		(157,680)		(150,944)
Net Increase (Decrease) In Cash		965		11,184
Cash At Beginning of Year		49,733		38,549
Cash At End of Year	$	50,698	$	49,733

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

SUBORDINATED LIABILITIES AT JANUARY 1, 2004	$ -0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2004	-0-
Changes during the year	-0-
SUBORDINATED LIABILITIES AT DECEMBER 31, 2005	$ -0-

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was incorporated in Florida on June 18, 1982 as Don Charles Investment Group, Inc. On March 27, 1984 the Company changed its name to Charles, Akar & Associates, Inc. On March 8, 2002 the Company changed its name to Akar Capital Management, Inc. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company sells investment-related products, primarily securities to the small investor in Southeast Florida and Lebanon. The Company also collects quarterly fees for investment portfolio advice and service.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET – The Company earns commissions on retail stock transactions sold to customers primarily in the South Florida area.

USE OF ESTIMATES – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

DEPRECIATION - Furniture and equipment are being depreciated on a straight-line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three year period.

CASH EQUIVALENTS – For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2005 and 2004 the net capital ratio was 0.12 to 1 and 0.07 to 1 and net capital was $67,433 and $68,326 which exceeded the minimum net capital requirement by $62,433 and $63,326.

NOTE 4 - CASH

Included in cash is a $50,230 and $38,982, respectively, interest-earning deposit retained by the clearing broker-dealer to offset unsecured customer debits.

NOTE 5 - INCOME TAXES

The Company elected to become a Small Business Corporation, effective June 1, 1996. Therefore, since the shareholder pays personal tax on the income of the Company, there is no provision for income taxes in the Company.

NOTE 6 - COMMITMENTS

The Company rents their office space for $1,057 per month plus the common area maintenance charge under a lease which expires May 31, 2006. The minimum annual rental payments for the next five years are as follows:

December 31, 2006	$ 6,599
2007	-0-
2008	-0-
2009	--0-
2010	--0-

BRUCE D. SOULE, CPA, P.A.
CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

ACCOUNTANT'S REPORT ON SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17 a-5

Stockholder
Akar Capital Management, Inc.
Plantation, Florida

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented in pages ten and eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by Rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Further, it is my opinion that the schedules present fairly, the information therein in conformity with the rules of the Securities & Exchange Commission.

BRUCE D. SOULE, CPA, P.A.

Bruce D Soule, CPA, PA

Certified Public Accountant

February 21, 2006

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

DECEMBER 31, 2005 AND 2004

	2005	2004
COMPUTATION OF NET CAPITAL		
Total stockholder equity	81,758	92,321
Deductions and/or charges:		
Nonallowable assets:		
Excess cash deposit over requirement	(230)	-0-
Other assets	(4,020)	(3,562)
Furniture, equipment and leaseholds	(10,075)	(20,433)
NET CAPITAL	$ 67,433	$ 68,326
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital required (greater of a or b)	$ 5,000	$ 5,000
a. Minimum capital required (6-2/3% of aggregate indebtedness)	$ 539	$ 316
b. Minimum dollar of net capital required	$ 5,000	$ 5,000
Excess net capital	$ 62,433	$ 63,326
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 8,084	$ 4,734
Ratio of aggregate indebtedness to net capital	0.12:1	0.07:1

AKAR CAPITAL MANAGEMENT, INC.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

DECEMBER 31, 2005 AND 2004

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The net capital per the FOCUS Report for the quarter ended December 31, 2005 and 2004 was $73,547 and $70,887.

	2004	2003
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 73,547	$ 70 887
1. Increase in net capital due to trade date adjustment	-0-	493
2. Net increase in accounts payable	(5,884)	(3 054)
3. Excess cash deposit over requirement	(230)	-0-
Net capital per report	$ 67,433	$ 68 326

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Akar Capital Management, Inc. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

BRUCE D. SOULE, CPA, P.A.

CERTIFIED PUBLIC ACCOUNTANT

7075 GRENVILLE ROAD
TALLAHASSEE, FL 32309
TELEPHONE: (850) 894-3135
FAX: (850) 894-3155
TOLL FREE: (800) 957-9686
E-MAIL: bdscpa@prodigy.net

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholder
Akar Capital Managment, Inc.
Plantation, Florida

I have examined the financial statements of **Akar Capital Mangement, Inc.** for the year ended December 31, 2005 and have issued my report thereon, dated February 21, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

BRUCE D. SOULE, CPA, P.A.

Bruce D Soule, CPA, PA

Certified Public Accountant

February 21, 2006